EXHIBIT 99.1

OwlTing Group (NASDAQ: OWLS) Reports Q1 2026 OwlPay Harbor Client Wins Representing More Than $5 Billion in Annual Payment Volume Across Their Existing Businesses

First-quarter client wins across fintech, remittance, nonprofit, and cross-border B2B payments highlight OwlPay Harbor’s accelerating monetization path as regulated digital currency settlement infrastructure

OwlPay Harbor
Your Global Gateway

Seamless Stablecoin Payments
for Worldwide Business

OwlPay® HARBOR

Arlington, Virginia, United States, March 31, 2026 – OwlTing Group (NASDAQ: OWLS) (“OwlTing” or the “Company”), the operating brand of OBOOK Holdings Inc., a global fintech company, today announced that during the first quarter of 2026 it signed and onboarded over 20 enterprise clients onto OwlPay Harbor1, including clients with executed agreements and others in active onboarding processes.

1 All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc.

EXHIBIT 99.1

Based on information provided by clients at the time of engagement, the aggregate annual payment volume represented by these clients across their existing businesses surpasses USD $5 billion. This figure refers to payment volume generated by these clients' own businesses, and does not represent transaction volume currently processed by OwlTing.2

These client additions reflect first-quarter 2026 activity only. The scale of enterprise activity now aligned with OwlPay Harbor as a settlement infrastructure partner reflects a meaningful step in OwlTing's transition into the activation and monetization phase, as outlined in the Company's interim financial results for the first half of 2025, the stage at which infrastructure capacity built during the Company's multi-year build-out begins converting into production client relationships and utilization-driven revenue. As OwlTing continues to sign enterprise clients and activate payment corridors in subsequent quarters, the associated revenue opportunity is expected to build cumulatively over time.

2 The USD $5 billion figure cited in this press release represents the aggregate estimated annual payment volume processed by enterprise clients onboarded onto, or actively engaged in formal onboarding processes with, OwlPay Harbor, across their own existing businesses, based on information provided by clients at the time of engagement. It reflects the scale of enterprise activity that has selected OwlPay Harbor as a settlement infrastructure partner. This figure does not represent transaction volume processed through OwlPay Harbor, guaranteed revenue to OwlTing Group, or a financial forecast of any kind. It should not be used to derive revenue projections or financial performance estimates.

EXHIBIT 99.1

The contracted client base spans a range of enterprise payment profiles. Named clients include Graph (Oval Technologies), a fintech platform enabling African businesses to settle cross-border B2B import payments from the United States; Dexpay, an Africa-focused fintech helping businesses and consumers on- and off-ramp international payments through regional telecom networks; and Hope for Haiti, a U.S.-based certified nonprofit delivering humanitarian aid with digital currency in Haiti in collaboration with the Stellar Development Foundation. Together with a broader group of remittance providers, fintech platforms, and cross-border B2B payment service providers, these clients represent active or onboarding payment corridors extending from the United States to Latin America, Africa, the Middle East, and the Asia-Pacific region.

“The breadth of this quarter's enterprise signings reflects both the infrastructure we have built and the demand we are seeing from the market,” said Darren Wang, Founder and CEO at OwlTing Group. “We believe regulated digital currency settlement is moving into the mainstream enterprise payment stack, and OwlPay Harbor is increasingly positioned to serve as a trusted infrastructure layer for that transition.”

EXHIBIT 99.1

OwlPay Harbor operates as a global digital currency payment infrastructure, enabling enterprise clients to convert fiat currency to regulated digital currency and settle cross-border transactions through major distributed ledger rails. The platform generally monetizes through transaction-based fees. The current blended take rate of 25 to 35 basis points across settlement, FX, and embedded compliance services3 is in line with global enterprise settlement benchmarks. The volume of payments already flowing through the businesses of the Company’s contracted clients illustrates the scale of revenue opportunity as those flows migrate onto OwlPay Harbor over time.

Backed by Money Transmitter Licenses or their equivalent in 40 U.S. states4, a Virtual Asset Service Provider license in the European Union, and an Electronic Payment Intermediary Service Provider license in Japan, OwlTing has established the regulatory footprint required to operate as a trusted, cross-border settlement layer for enterprises and financial institutions seeking regulated digital currency payment infrastructure at a global scale.

##

3 The stated blended take rate of 25 to 35 basis points reflects the Company's current standard enterprise pricing model across settlement, FX, and embedded compliance services, and is subject to change without notice. It does not constitute a commitment regarding future revenue, profitability, or transaction volume. Actual economics will vary based on individual client agreements, product mix, and platform utilization.

4 As of March 2026, OwlTing Group has obtained MTL licenses or their equivalent in 40 U.S. states and is applying for licenses in additional states. The Company has now expanded its regulatory footprint in 41 U.S. States. For a list of U.S. licenses obtained, please see https://www.owlting.com/owlpay/licenses?lang=en.

EXHIBIT 99.1

About OwlTing Group

OwlTing Group (NASDAQ: OWLS) is the operating brand of OBOOK Holdings Inc., a blockchain technology company founded in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2025, according to CB Insights’ Stablecoin Market Map, OwlTing was ranked among the top 2 global players in the “Enterprise & B2B” category. The Company’s mission is to use blockchain technology to provide businesses with more reliable and transparent data management, to reinvent the global flow of funds for businesses and consumers, and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a Web2 and Web3 hybrid payment solution, to empower global businesses to operate confidently in the expanding stablecoin economy. For more information, visit https://www.owlting.com/portal/?lang=en.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of applicable securities laws. These statements relate to future events or the Company’s future financial or operating performance and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements can often be identified by words such as “may,” “will,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “estimate,” or similar expressions. These forward-looking statements are based on the Company’s current expectations and assumptions and speak only as of the date of this announcement. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these statements and are encouraged to review the risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including its most recent Form 10-K and Form 10-Q.

OwlTing Group Media Relations

pr_office@owlting.com

OwlTing Group Investor Relations

ir@owlting.com